SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549

                               SCHEDULE TO
                              (RULE 14d-100)

      TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                    THE SECURITIES EXCHANGE ACT OF 1934
                         (Amendment No.             )

                 LABORATORY CORPORATION OF AMERICA HOLDINGS
                    (Name of Subject Company (Issuer))

                 LABORATORY CORPORATION OF AMERICA HOLDINGS
                       (Name of Filing Person (Issuer))

   Liquid Yield Option(TM) Notes due 2021 (Zero Coupon-Subordinated)
                       (Title of Class of Securities)

                                50540R AB 8
                                50540R AC 6
                    (CUSIP Number of Class of Securities)

                             Bradford T. Smith
         Executive Vice President, Corporate Affairs and Secretary
                 Laboratory Corporation of America Holdings
                           358 South Main Street
                      Burlington, North Carolina  27215
                             (336) 229-1127
     (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                             with copy to:
                         Michael J. Silver, Esq.
                         Hogan & Hartson L.L.P.
                   111 South Calvert Street, 16th Floor
                        Baltimore, Maryland  21202
                             (410) 659-2700

                         CALCULATION OF FILING FEE
Transaction Valuation*: $551,988,480    Amount of Filing Fee**:$59,062.77

* Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option(TM) Notes due 2021 (Zero
Coupon-
     Subordinated) (the "LYONs"), as described herein, is $741.92 per $1,000 principal amount at maturity of the LYONs. As of August 22, 2006, there was $744,000,000 in aggregate principal amount at maturity of LYONs outstanding.
** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107.00 for each $1,000,000 of the value of the transaction.

     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     Not applicable    Filing Party:    Not applicable
Form or Registration No.:   Not applicable    Date Filed:      Not applicable

     [ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:
     [ ]third-party tender offer subject to Rule 14d-1.
     [ ]going-private transaction subject to Rule 13e-3.
     [X]issuer tender offer subject to Rule 13e-4.
     [ ]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:[ ]

                             INTRODUCTORY STATEMENT

     This Tender Offer Statement on Schedule TO-I ("Schedule TO-I") is filed by Laboratory Corporation of America Holdings, a Delaware corporation (the "Company"), and relates to the offer by the Company to purchase the Liquid Yield Option(TM) Notes due 2021 (Zero Coupon-Subordinated) issued by the Company on September 11, 2001 (the "LYONs"), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the LYONs and the Company Notice, dated August 23, 2006 (the "Company Notice", which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Put Option"). The LYONs were issued pursuant to an Indenture, dated as of September 11, 2001 (the "Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee").

     The Put Option will expire at 5:00 p.m., New York City time, on Thursday, September 21, 2006.

This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

     The Company is the issuer of the LYONs and the Company is offering to purchase all of the LYONs if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the LYONs and the Company Notice. The LYONs are convertible into 13.4108 shares of common stock, $0.10 par value per share, of the Company upon satisfaction of certain conditions and terms set forth in the Indenture. The Company maintains its registered and principal executive offices at 358 South Main Street, Burlington, North Carolina 27215. The telephone number there is (336) 229-1127. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO-I.

Item 10.  Financial Statements

      (a) The Company believes that its consolidated financial condition is not material to a holder's decision whether to put the LYONs to the Company because (i) the consideration being paid to holders surrendering LYONs consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding LYONs and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b)	Not applicable.

Item 11.  Additional Information.

     (a)   Not applicable.
     (b)   Not applicable.

Item 12.  Exhibits.

(a)(1)(A)   Company Notice to Holders of Liquid Yield Option(TM) Notes due
2021,
            dated August 23, 2006.
(b)         Not applicable.
(d)(1) Indenture, dated as of September 11, 2001, between the Company and The Bank of New York, as Trustee (incorporated by reference to
            Exhibit 4.1 to the Company's Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on October 19, 2001, File No. 333-71896).
(g)         Not applicable.
(h)         Not applicable.

Item 13.  Information Required by Schedule 13E-3.

            Not applicable.






                                 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 LABORATORY CORPORATION OF AMERICA HOLDINGS


                                 By:       /s/ BRADFORD T. SMITH
                                           ---------------------
                                           Bradford T. Smith
                                           Executive Vice President,
                                           Corporate Affairs and Secretary


Dated: August 23, 2006






                                EXHIBIT INDEX



(a)(1)(A) Company Notice to Holders of Liquid Yield Option(TM) Notes due 2021, dated August 23, 2006.
(b)          Not applicable.
(d)(1) Indenture, dated as of September 11, 2001, between the Company and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on October 19, 2001, File No. 333-71896).
(g)          Not applicable.
(h)          Not applicable.